FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 7 November 2024 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

7 November 2024
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF CONDITIONAL AWARDS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 5 November 2024, HSBC Holdings plc (the "Company") granted conditional awards ("Awards") to directors, employees and former employees to subscribe for a total of 1,114,351 ordinary shares of US$0.50 each of the Company ("Shares") under the HSBC Share Plan 2011 (the "Plan").

The following are the details of the grants:

Grants to Directors:

Name of grantee	Georges Elhedery
Relationship between the grantee and the Company	Director of the Company
Number of shares under Awards	41,720 Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares is therefore net of tax.
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 7.224
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
Fixed Pay Allowance awards ("FPA Awards") are delivered in immediately vested shares subject to a retention period and released on a pro-rata basis over 5 years, starting from March 2025.

The Company views it as appropriate for the FPA Awards to vest immediately and not to be subject to a vesting period for two reasons:

(1)  that FPA Awards form part of fixed pay rather than variable pay and vesting conditions would not normally apply to fixed pay; and

(2)  the FPA Awards are subject to a retention period, during which time the Directors cannot sell the shares, which has the same effect as a vesting period.

Performance Targets and Clawback	The FPA Awards are not subject to performance conditions as they form part of the director's Fixed Pay. The FPA Awards are not subject to clawback as they form part of the director's Fixed Pay.
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Grants to other grantees:
Category of grantee	Employees
Number of shares under Awards	1,072,631
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 7.224
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
Group and local Material Risk Takers may be subject to vesting periods of up to seven years, as required under the relevant remuneration regulations. Awards may be subject to a six- or 12-month retention period following vesting.
Immediately vested share awards may be subject to a six- or 12-month retention period following vesting.

The Company views it as appropriate for the immediately vested share awards to vest immediately and not to be subject to a vesting period for two reasons:

1)   The immediately vested share award is a non-deferred portion of the Material Risk Takers remuneration, which must be partly delivered in shares to comply with UK regulation; each employee will also be granted a deferred share award for which the vesting schedule is noted above.

2)   The immediately vested share award is subject to a retention period of six- or 12-months, during which time the shares cannot be sold.

FPA Awards are delivered in immediately vested shares subject to a retention period and released on a pro-rata basis over 5 years, starting from March 2025.

The Company views it as appropriate for the FPA Awards to vest immediately and not to be subject to a vesting period for two reasons:

(1)  that FPA Awards form part of fixed pay rather than variable pay and vesting conditions would not normally apply to fixed pay; and

(2)  the FPA Awards are subject to a retention period, during which time the shares cannot be sold, which has the same effect as a vesting period.

The vesting period for certain other awards will align to the completion of the relevant project for which the Award was granted.

The vesting period for buy-out awards for new hires generally mirror those of the forfeited awards from the previous employer. Where the forfeited award was subject to a post vesting retention period, a retention period will be applied to the buy-out award.

Performance Targets and Clawback
Certain awards are subject to the completion of a strategically important project.

The FPA Awards are not subject to performance conditions as they form part of Fixed Pay.

No performance targets apply to any other Plan Awards on the basis that the Awards are a form of deferred bonus to meet regulatory requirements in the UK. Performance targets instead attach to the initial award of the Variable Pay.

Buy-out awards are subject to clawback where the forfeited award of the relevant employee's former employer was subject to clawback. Where the employee's forfeited award was not subject to clawback, no clawback terms are applied to the replacement HSBC award.

The FPA Awards are not subject to clawback as they form part of Fixed Pay.

Clawback applies to all other Plan Awards in line with the Company's regulatory obligations as set out in the Company's internal clawback policy.

Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to two limits on the number of Shares committed to be issued under all Plan Awards:

1.   10% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 946,894,438.

2.   5% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan. The number of Shares available to issue under this limit is 249,460,082.

For and on behalf of
HSBC Holdings plc

 Aileen Taylor
Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 07 November 2024